[FIRST MERCHANTS LETTERHEAD]

November 5, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance

Attention: Jessica Livingston and Kevin Vaughn

Mail Stop-4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: First Merchants Corporation Form S-4 filed September 24, 2008 (File No. 333-153656), Form 10-K for Fiscal Year Ended December 31, 2007 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008, respectively (File No. 000-17071)

Ladies and Gentlemen:

This correspondence is First Merchants Corporation’s (“First Merchants’”) supplemental response to comments received from the Securities and Exchange Commission (“SEC”) on October 21, 2008, regarding document revisions for its Form S-4 referenced above and for future filings of First Merchants’ Forms 10-K and 10-Q. Our responses were incorporated into a Pre-Effective Amendment No. 2 filed contemporaneously herewith as to comments 1, 22-27 and 31. The other comments were addressed in our prior response letter dated October 30, 2008, together with the Pre-Effective Amendment No. 1 filed contemporaneously therewith. For your ease of reference, we have also enclosed a marked draft of the Pre-Effective Amendment No. 2 highlighting all revisions from the initial Form S-4. In addition, the responses contained in this cover letter are also keyed to your comments for your convenience.

Form S-4

General

1. If either Company releases or has knowledge of third quarter results, a recent development section should be added to disclose the material items.

First Merchants has filed a Pre-Effective Amendment No. 2 replacing the June 30, 2008 historical and pro-forma financial information with corresponding September 30, 2008 information for both First Merchants and Lincoln Bancorp (“Lincoln”).

Unaudited Pro Forma Combined Consolidated Financial Information, beginning on page 63

Notes to Unaudited Pro Forma Combined Consolidated Financial Information, beginning on page 70

22. Please revise to present each adjustment in a self-balancing format that allows a reader to easily recalculate the adjustment and trace it into the pro forma financial statements. Include all material assumptions.

The notes on pages 71-73 have been revised to include each adjustment in a self-balancing format. All material assumptions have also been included.

23. Please revise wherever you have used the term “purchase accounting adjustment” to specifically identify the specific nature of the adjustment.

Each note on pages 71-73 that references a “purchase accounting adjustment” has been revised to specifically identify the nature of the adjustment.

Description of Lincoln, beginning on page 75

24. Please revise this section to include tabular information under Items III.C and IV of Industry Guide 3 for the six months ended June 30, 2008.

The requested tabular disclosure required under Industry Guide 3, Items III.C and IV, as of and for the nine months ended September 30, 2008 are included on pages 84-87.

Consolidated Financial Statements of Lincoln Bancorp, beginning on page F-1

General

25. Please tell us and revise future filings beginning in your next Form 10-Q to disclose the specific nature of the purchasing accounting adjustments for which you have reported amortization expense in the statement of cash flows on page F-7. Tell us how these adjustments arose and where you have reported them in the footnotes, including remaining amounts to be amortized.

The line item “amortization of purchase accounting adjustments” line in the unaudited June 30, 2008 Consolidated Condensed Statements of Cash Flows that previously appeared on page F-7 included the amortization of core deposit intangible assets booked in connection with two prior acquisitions by Lincoln. It also included the amortization of fair market “market-to-market” adjustments made in connection with these two acquisitions for certain balance sheet assets acquired and liabilities assumed.

Details of the core deposit intangible are included in Note 8 of the Notes to Consolidated Financial Statements for the period ended December 31, 2007 on page F-16. The detail of the “non” core deposit assets and liabilities was deemed immaterial for disclosure purposes and was included with the related associated asset or liability as part of the financial statement presentation.

This detail includes two loan “contra” assets, one for each acquisition, that represent a total remaining un-accreted balance of $80,291 as of June 30, 2008 and one “borrowings” additional liability with a remaining unamortized balance of $36,869 as of June 30, 2008. The loan contra assets remaining accretion period and the borrowings remaining amortization period both expire in June 2009.

Beginning with Lincoln’s Form 10-Q for the quarter ended September 30, 2008, and following the substitution of September 30th data for June 30th data in the registration statement, this line item has been broken into two separate lines to allow its components to be distinguished more easily. One line is now “Core deposit intangible amortization” and the other line is “Amortization of premiums and discounts on loans.”

Note 4: Loans and Allowance, page F-14

26. We note your disclosure regarding the transfer of loans held for investment to loans held for sale in 2007. The amounts disclosed here and in Note 1 regarding securitized borrowings do not appear to reconcile to the amounts disclosed in the statements of cash flows. In order for us to understand the transactions and the amounts recorded in the financial statements, please provide us a reconciliation of the items disclosed in the notes to the financial statements to the amounts disclosed in the statements of cash flows. It may be helpful to include an expanded narrative of the transactions in your response.

As noted in Lincoln’s financial statements, Lincoln transferred a pool of loans to loans held for sale. At the time of that transfer, the loans were marked to market at March 31, 2007, and Lincoln recognized a loss. The loans were again marked to market at June 30, 2007, prior to the securitization, and Lincoln recognized an additional loss. Subsequently, some of these loans were determined to have certain exceptions that made them unsuitable for sale, and these loans were transferred back to loans held for investment. At the time of this subsequent transfer, these loans were again marked to market, and Lincoln recognized an additional loss on them. In addition, throughout this time period payments were being made on these loans by customers, which reduced the total loans that were ultimately securitized.

Below is a reconciliation of the two relevant amounts:

Loans transferred to held for sale at cost basis (Note 4)		44,199,000
Loans transferred back to held for investment:
Cost basis	(3,691,000)
Fair value adjustment - unrealized loss	116,000

Transfer at fair value		(3,575,000)
Fair value adjustments prior to securitization:
Quarter ended March 31, 2007	(1,327,000)
Quarter ended June 30, 2007	(637,000)

Total fair value adjustments		(1,964,000)
Loan payment received prior to securitization		(1,362,000)

Loans securitized (Note 4 and Statement of Cash Flows)		37,298,000

Interim Financial Statements of Lincoln Bancorp, page F-30

27. Please revise your amended Form S-4 as well as Lincoln’s future ‘34 Act filings, beginning with the next Form 10-Q, to include updated footnote disclosure of your investment securities at each quarter end, Consider providing interim disclosures similar to that required by paragraph 17 of FSP 115-1. We note the significant unrealized loss on investment securities held for sale in the three and six months ended June 30, 2008 and believe these disclosures could potentially help an investor understand what is driving these losses. In your response, please provide us with that information as of June 30, 2008.

Certain investment securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at September 30, 2008 and December 31, 2007 were $43,843,00 and $47,976,000, which is approximately 35.2% and 31.9% of Lincoln’s investment portfolio. These declines primarily resulted from continued increases in market interest rates from acquisition date of the securities. The unrealized losses in corporate obligations primarily relate to six variable-rate trust preferred debt securities; four are issued by regional and national financial institutions and two are pooled trust preferred debt securities.

The following tables show our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2008 and December 31, 2007:

	September 30, 2008
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Federal agencies	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	11,133	(346)	6,522	(960)	17,655	(1,306)
Corporate obligations	964	(42)	7,879	(5,508)	8,843	(5,550)
Municipals	16,338	(821)	1,007	(98)	17,345	(919)
Totals	$28,435	$(1,209)	$15,408	$(6,566)	$43,843	$(7,775)

	December 31, 2007
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Federal agencies	$4,905	$(120)	$—	$—	$4,905	$(120)
Mortgage-backed securities	12,825	(30)	9,126	(149)	21,951	(179)
Corporate obligations	5,956	(488)	6,323	(649)	12,279	(1,137)
Municipals	4,391	(59)	4,450	(76)	8,841	(135)
Totals	$28,077	$(697)	$19,899	$(874)	$47,976	$(1,571)

This disclosure is now also included on page F-35 and F-36.

First Merchants Corporation

Form 10-Q for the Six Months Ended June 30, 2008

Note 4. Investment Securities, page 13

31. Please revise future filings, beginning in your next Form 10-Q, to include the disclosures similar to that required by paragraph 17 of FSP 115-1. In your response, please provide us with that information as of June 30, 2008.

As requested, First Merchants will revise its future filings to include the disclosures similar to those required by paragraph 17 of FSP 115-1. Below is the relevant disclosure as of September 30, 2008:

First Merchants’ investments in certain debt securities are reported in the financial statements at an amount less than their historical cost. The historical cost of these investments totaled $136,569,000 and $214,293,000 at September 30, 2008 and December 31, 2007, respectively. Total fair value of these investments was $132,910,000 and $210,391,000 which is approximately 34.2 and 46.6 percent of First Merchants’ available-for-sale and held-to-maturity investment portfolio at September 30, 2008 and December 31, 2007, respectively. These declines primarily resulted from increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Additionally, First Merchants has the intent and ability to hold these securities until a recovery of fair value. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

At September 30, 2008, approximately 100% of the mortgage-backed securities held by First Merchants are issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in market value is attributable to changes in interest rates and illiquidity, and not credit quality, and because First Merchants has the intent and ability to hold these mortgage-backed securities until a recovery of fair value, which may be maturity, First Merchants does not consider these securities to be other-than-temporarily impaired at September 30, 2008.

First Merchants’ unrealized losses on corporate obligations relate primarily to its investment in pooled trust preferred securities. The decline in value is attributable to temporary illiquidity and the financial crisis affecting these markets and not the expected cash flows of the individual securities. Due to the illiquidity in the market, it is unlikely that First Merchants would be able to recover its investment in these securities if First Merchants sold the securities at this time. First Merchants has analyzed the cash flow characteristics of the securities and this analysis included utilizing the most recent trustee reports and any other relevant market information including announcements of deferrals or defaults of trust preferred securities. Because First Merchants has the intent and ability to hold these securities until a recovery of fair value and has determined that there was no adverse change in the cash flow as viewed by a market participant, First Merchants does not consider these investments to be other-than-temporarily impaired at September 30, 2008.

The following tables show the Corporation’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2008 and December 31, 2007:

(Dollars in Thousands)	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
	Less than 12 Months		12 Months or Longer		Total
Temporarily Impaired Investment Securities at September 30, 2008:
U.S. Government-sponsored Agency Securities	996	$(2)			$996	$(2)
State and Municipal	$34,609	(303)	$3,523	$(277)	38,132	(580)
Mortgage-backed Securities	70,124	(603)	12,102	(386)	82,226	(989)
Corporate Obligations	320	(1,646)	11,191	(427)	11,511	(2,073)
Marketable Equity Securities			45	(15)	45	(15)

Total Temporarily Impaired Investment Securities	$106,049	$(2,554)	$26,861	$(1,105)	$132,910	$(3,659)

(Dollars in Thousands)	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
	Less than 12 Months		12 Months or Longer		Total
Temporarily Impaired Investment Securities at December 31, 2007:
U.S. Government-sponsored Agency Securities			$45,572	$(98)	$45,572	$(98)
State and Municipal	$858	$(7)	60,996	(447)	61,854	(454)
Mortgage-backed Securities	3,489	(30)	86,161	(1,414)	89,560	(1,444)
Corporate Obligations	12,415	(1,294)			12,415	(1,294)
Marketable Equity Securities			900	(612)	900	(612)

Total Temporarily Impaired Investment Securities	$16,762	$(1,331)	$193,629	$(2,571)	$210,391	$(3,902)

In closing, First Merchants acknowledges that:

•	First Merchants is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	First Merchants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Hardwick
Mark Hardwick,
Executive Vice President and Chief Financial Officer
First Merchants Corporation